SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on January 28, 2020

1.                  Date, Time and Place: On January 28, 2020, at 11:00 a.m., at the Company’s headquarters, in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and via conference call.

2.                  Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, as identified below, except for Mr. Nelson Sequeiros Rodriguez Tanure, therefore, the quorum of installation and approval of the matters of the agenda was verified.

3.                  Composition of the Board: Chairman, Mr. Leo Julian Simpson; and Secretary, Mrs. Denise dos Passos Ramos.

4.                  Agenda: Discuss and deliberate 1) on the election of new officers, pursuant to Article 23 of the Company’s Bylaws; 2) the contracting of insurance for the land Nestor Pestana pursuant to Article 20, “u” of the Company’s Bylaws; and 3) the renewal of Bank Credit Certificate of Banco ABC pursuant to Article 20, “u” of the Company’s Bylaws.

1.         Resolutions: Members of the Board of Directors unanimously resolved to approve:

(1)             the election of Messrs. Cauê Castello Veiga Innocêncio Cardoso, Guilherme Pesenti, and Luiz Fernando Ortiz, for the position of the Company’s Statutory Officers, without specific designation, with the vote abstention of board member Roberto Portella.

(2)             the execution, pursuant to Article 20, (u) of the Company’s Bylaws of the Private Instrument of Counter-Guarantee, entered into with Ezze Seguros S.A., which sets forth the general conditions to issue security bonds and eventual endorsements for the Company, at this moment, this is necessary for the issue of insurance policies referring to Nestor Pestana project; and

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on January 28, 2020 at 11:00 a.m.)	1/2

(3)             the execution, pursuant to Article 20, (u) of the Company’s Bylaws of documents relating to the sharing of sureties within the scope of Bank Credit Certificates with Banco ABC S.A., namely: (i) the Private Instrument of Fiduciary Assignment of Credit Rights No. 4704217-A; (ii) the First Addendum to the Bank Credit Certificate No. 4704217-A, (ii) the Private Instrument of Fiduciary Assignment of Credit Rights No. 5154118-A; (iv) the First Addendum to the Bank Credit Certificate No. 5154118; and (v) the Private Instrument of Fiduciary Assignment of Credit Rights No. 4704217-B.

(4)             In addition, the board members were informed about the redemption of shares held by the Company and issued by Alphaville Urbanismo S.A., on December 27, 2019, thus, concluding the transaction ratified by the Board of Directors on October 23, 2019.

(5)             Finally, the board member Mr. Eduardo Laranjeira Jácome advised on submitting the economic feasibility of projects which may be launched in 2020 for all board members’ acknowledgment.

2.         Closing. With no further matters to be discussed, these minutes were read, approved and signed by the board members. Signatures: Leo Julian Simpson (Chairman), Denise dos Passos Ramos (Secretary). Board members: Leo Julian Simpson; Antonio Carlos Romanoski; Eduardo Laranjeira Jácome; Roberto Luz Portella; Thomas Cornelius Azevedo Reichenheim; and Denise dos Passos Ramos.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Denise dos Passos Ramos Secretary

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on January 28, 2020 at 11:00 a.m.)	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 30, 2020

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer